April 7, 2016

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Orbital ATK, Inc.

Registration Statement on Form S-4

Filed April 7, 2016

File No. 333-210649

Ladies and Gentlemen:

Orbital ATK, Inc., a Delaware corporation, and certain of its subsidiaries (collectively, “Orbital ATK”), have filed with the Securities and Exchange Commission (the “Commission”) on April 7, 2016 the above-referenced registration statement on Form S-4 (File No. 333-210649) (the “Registration Statement”), relating to Orbital ATK’s proposed offer to exchange (the “Exchange Offer”) up to $400,000,000 aggregate principal amount of Orbital ATK’s 5.50% Senior Notes due 2023 (the “Exchange Notes”) for like amounts of Orbital ATK’s privately placed 5.50% Senior Notes due 2023 (the “Original Notes”).  Orbital ATK is registering the Exchange Notes to be offered in the Exchange Offer in reliance on the position enunciated by the Commission in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Orbital ATK hereby represents that:

a)             Orbital ATK has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of Orbital ATK’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in the ordinary course of its business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

b)             In this regard, Orbital ATK will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the staff of the Commission enunciated in the no-action letters referred to above or interpretive letters to a similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of

1933, as amended (the “Securities Act”), in connection with any secondary resale of the Exchange Notes.

c)              Orbital ATK acknowledges that any such secondary resale of the Exchange Notes by such person participating in the Exchange Offer for the purpose of distributing the applicable Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

d)             With respect to any broker-dealer that participates in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with Orbital ATK or an affiliate of Orbital ATK to distribute the Exchange Notes.

e)              Orbital ATK will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

f)               Orbital ATK will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

i.                  If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does intend to engage in, a distribution of the applicable Exchange Notes.

ii.               If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer.  The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

ORBITAL ATK, INC.

By:	/s/ Thomas E. McCabe
Thomas E. McCabe
Secretary